[redacted]

08047100

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16
under the Securities Exchange Act of 1934

For the month of February 2008

SEC Mail Processing Section
APR 21 2008
Washington, DC
111

000-29880

(Commission File Number)

PROCESSED
APR 24 2008
THOMSON REUTERS

Virginia Mines Inc.

200-116 St-Pierre,
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.
(Registrant)

Date: 4/15/2008

By: *Amélie Laliberté*
**Name:Amélie Laliberté**
**Title: Manager Investor Relations**

**Exhibits**

Technical Report and Recommendations Winter 2007 Drilling Program Poste Lemoyne Extension Property, Quebec. Prepared by; Alain Cayer

- 8 paper copies.

000-29880

# ITEM 1 TITLE PAGE

Form 43-101
Technical Report



Technical Report and Recommendations
Winter 2007 Drilling Program
Poste Lemoyne Extension Property, Québec

MINES VIRGINIA INC.

February 2008

Prepared by:

Alain Cayer, M.Sc. P. Geo
Project Geologist
Services Techniques Geonordic inc.

## ITEM 2 TABLE OF CONTENTS

## LIST OF TABLES, FIGURES, APPENDICES AND MAPS

### TABLES



### FIGURES



### APPENDICES



### MAPS (POCKET)

## ITEM 3 SUMMARY

The Poste Lemoyne Extension project consists of 230 map-designated claims covering 11 749,61 hectares (117,50 $km^2$) held 100% by Virginia Mines. The property is subject to 1% N.S.R to Globestar Mining Corporation, but Virginia can buy 0.5% for $500 000. The property is located in the James Bay area, province of Québec, at approximately 475 kilometers northeast of the town of Matagami.

The property lies partly within the Archean-aged Guyer greenstone belt, in the La Grande Subprovince, at its contact to the south with the sedimentary package referred to the Laguiche Group in the Opinaca Subprovince. Local geology is summarized by massive to pillowed basalts and cogenetic gabbro sills alternating to the south with thin but extensive sedimentary piles of siltstones, quartz and biotite-rich wackes and iron formations. A quartz/feldspar porphyric-dyke swarm (QFP) has intruded the volcanic rocks and late pegmatitic intrusions crosscut the stratigraphy. Metamorphic grade reaches up the amphibolite facies.

A diamond drill program of 19 holes totalling 5 564 meters was conducted in winter 2007. From the 19 holes, 14 have tested lateral extensions of the Orfée East gold zone over 500 meters and to a maximum depth of 395 meters. The five (5) remaining holes have tested regional IP anomalies from the winter 2007 survey. Best results of the drilling program are shown in the following table:

| Orfée East | | | | |
|---|---|---|---|---|
| **Hole** | **Lithology** | **Gold Values** | **From** | **To** |
| **PLE07-098** | **Paragneiss - Iron formations Su (25-50)** | **1.43 g/t Au / 28.0 m** | **197** | **225** |
| | | *Incl. 10.61 g/t Au / 1.0 m* | *207* | *208* |
| **PLE07-099** | **Paragneiss - Iron formations Su (10-50)** | **2.23 g/t Au / 20.0 m** | **328** | **348** |
| | | *Incl. 25.99 g/t Au / 1.0 m* | *340* | *341* |
| **PLE07-105** | **Paragneiss - Iron formations Su (20-60)** | **3.09 g/t Au / 26.0 m** | **391** | **417** |
| | | *Incl. 2.95 g/t Au / 3.0 m* | *391* | *394* |
| | | *and 30.11 g/t Au / 1.0 m* | *401* | *402* |
| | | *and 2.54 g/t Au / 10.0 m* | *406* | *416* |
| | | *and 12.02 g/t Au / 1.0 m* | *416* | *417* |
| **PLE07-112** | **Basalt Su (tr-3) (Au)** | **61.30 g/t Au / 1.0 m** | **53** | **54** |
| | **CP++PO (Au)** | 1.80 g/t Au / 2.0 m | **54** | **56** |
| | **Paragneiss - Iron formations Su (30-60)** | **2.89 g/t Au / 17.2 m** | **485.8** | **503** |
| | | *Incl. 7.20 g/t Au / 1.2 m* | *485.8* | *487* |
| | | *and 23.63 g/t Au / 1.0 m* | *502* | *503* |

Drill holes done on Orfée East zone have outlined a deformed zone 20 to 30 meters thick plunging 60-65° West. In addition, this unit hosts Orfée East area best gold intersections. The metal factor (gold grade x drill intervals) shows increase grade with depth.

With the convergent plunge of Orfée and Orfée East zones, the gold mineralisation potential at depth of the two zones is very promising. Drill testing of Orphée/ Orfée East at depth will be the priority for the next drill program.

## ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

A drilling program occurred from February to April 2007 on the Poste Lemoyne Extension project. The property is located in the Guyer greenstone belt in James Bay, Québec. This drilling program is the sixth one after those from November 2006 to January 2007 (Cayer, 2007b), December 2003 to February 2004 (Cayer, 2004), August 2002 to March 2003 (Cayer, 2003), winter 2002 (Blanchet, 2002) and fall 1998 (Chénard, 1999). Some field work, from cartography to mechanical trenches, has been done between 1998 and 2007 (Cayer, 2007a; Tremblay, 2003; L'Heureux et Blanchet, 2001; Gagnon et Costa, 2000; Chénard, 1999).

A total of 5 564 meters on 19 holes were completed in winter 2007. Fourteen (14) for 4 600 meters, have tested the Orfée East zone to 395 meters depth. The five (5) other holes (964 m) were completed to test regional IP anomalies from the recent survey (Tshimbalanga, 2007).

The gold results obtained from the winter 2007 drilling program were encouraging and justifies new investigations at depth of the Orfée and Orfée East gold zones. The new highlights provided by the Orfée East zone increased the potential of the property and had developed new guidelines for the research of new gold zones.

This report provides technical geological data relevant to Virginia Mines Inc., Poste Lemoyne Extension Property in Québec, and has been prepared in accordance with the Form 43-101F1, Technical Report format outlined under NI-43-101.

The purpose of the report is to present the status of current geological information generated from Virginia's ongoing exploration program in the Poste Lemoyne Extension Property and to provide recommendations for future work.

## ITEM 5 DISCLAIMER

Author Alain Cayer, M.Sc. in geology, is project geologist with Services Techniques Geonordic inc. He is supervising all exploration work on the Poste Lemoyne Property since August 2002. The author has executed a lot of field work on the property. Owing to the early stage of the Poste Lemoyne project, the present report does not discuss any legal or environmental problematics requiring external expertise.

## ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The Poste Lemoyne Extension project is located in the James Bay area, province of Québec, at approximately 475 kilometers northeast of the town of Matagami (Figure 1) and 10 kilometers west of the Hydro-Québec Poste Lemoyne substation on the Transtaïga road. The property hosts the Guyer Archean greenstone belt located at the boundary of the La Grande and Opinaca Subprovince of the archean Superior Province.

| | |
|---|---|
| Latitude: | $53^0 27'$ North |
| Longitude: | $75^0 13'$ West |
| SNRC: | 33 G/06 |
| UTM Zone: | 18 (nad27) |
| NTS: | 486 000 E |
| | 5 924 000 N |

The project consists of 230 map-designated claims covering 11 749,61 hectares or 117,50 $km^2$. The concession is held 100% by Virginia Mines and is subject to an agreement by which Globestar Mining Corporation owns 1% N.S.R. but Virginia Mines can buy 0.5% for $500 000.

## ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The camp is located beside the Transtaïga gravel road at kilometer 176,5. All supplies and fuel were carried by truck from Radisson or Rouyn-Noranda to the camp. From the camp, a 7-km "drill trail" goes to the main showing –"the Orfée zone".

The region includes many lakes and rivers. The landscape is relatively flat with an altitude varying between 275 and 400 meters. The hydrographic network is oriented in a regular East–West direction, probably influenced by either glacial processes or faulted bedrock. Vegetation is typical of taiga including areas covered by forest and others devoid of trees. In some areas, bedrock outcrops are absent for many square kilometers because of the abundance of quaternary deposits and swamps. All showings are located on hilltops, 3 to 5 km parallel to the Transtaïga road.

## ITEM 8 HISTORY

Table 1: Summary of all the work performed in the area before Virginia Mines Inc.

| Period | Companies | Type of Work |
|---|---|---|
| 1959 | Tyrone Mines Limited (now Phelps Dodge Corporation). | Regional prospection, geological survey and trenching. |
| 1972 – 1973 | Noranda Exploration Co., Limited. | Airborne magnetic, electromagnetic and radiometric survey over the Lac Guyer area (NTS 33G/06, 07, 10 and 11). |
| 1973 – 1976 | SES Group (SERU Nuclear Ltd, Eldorado Nuclear Ltd and James Bay Development Society). | Regional (NTS 33C to 33I) Uranium and base metals exploration. Geophysics airborne and ground surveys, prospection and drilling program. |

Table 2: Summary of all the work performed in the area by Virginia Mines Inc.

| Period | Type of Work | Results |
|---|---|---|
| 1995 | Till sampling over Guyer greenstone belt. | |
| June 1998 | Regional airborne magnetic (Mag) and electromagnetic (EM) survey. | EM conductors and positive Mag anomaly over 5-km long. |
| June 1998 | Regional prospection near the EM conductors. | Discovery of a gold-iron formation.<br>Grab sample # 81650: 82.2 g/t Au |
| August 1998 | Three (3) mechanical trenches (Tr-A, B and C) and channel sampling. | Best results: Tr-A: 21.6 g/t Au over 5.0 m<br>Tr-B: 1.3 g/t Au over 1.0 m<br>Tr-C: 3.5 g/t Au over 3.0 m |
| September 1998 | 113 km of line cutting over the EM conductors and geophysics anomalies (VLF and Mag). | Definition of 39 VLF anomalies and precision of the positive Mag anomalies. |
| October 1998 | Sixteen (16) mechanical trenches (Tr-1 to Tr-16) over the most accessible VLF and Mag anomalies. | Best results: Tr-3: 0.98 g/t over 1.0 m |
| November 1998 | Drilling program of 1 142 linear meters (7 holes: PLE98-01 to -07) and 3 abandoned holes. | Best results:<br>PLE98-02: 6.14 g/t Au over 5.0 m<br>PLE98-03: 2.50 g/t Au over 2.0 m<br>PLE98-06: 0.99 g/t Au over 6.7 m |
| December 1999 | 89 linear km of more defined ground Mag survey (25 to 50 meter-line spacing). | More accurate precision in the Mag pattern. |
| March 2000 | Undergraduate study by P. Costa on the gold mineralization in the iron formation of the Poste Lemoyne Extension Property. | Conclusion: The mineralization is post-sedimentary and is due to a metamorphic remobilization. |
| August 2000 | Induced Polarization (IP) over 4 lines (26E à 29E) for a total of 3 linear km. | IP definition of the Orfée showing and no other IP anomalies in the surrounding area. |
| October – November 2000 | Geological and cartographic survey (1:5000), manual trenches, till sampling near the Orfée showing. | Best results:<br>Trench 00-01: 21.02 g/t Au over 3.0 m<br>(10 m East of Orfée)<br>Trench 00-03: 11.53 g/t Au over 3.0 m<br>(100 m West of Orfée) |
| October 2001 | Four mechanical trenches (2 on the Orfée showing), detailed cartographic map (1:100) and systematic channel sampling. | Best results:<br>Trench 01-01: 12.8 g/t Au over 8.0 m<br>and 6.6 g/t Au over 6.0 m<br>Trench 01-02: 9.9 g/t Au over 3.0 m |
| January – Feb. 2002 | Drilling program of 23 holes (3 033 m).<br>Target: Orfée extensions. | Best results: (uc = uncut, c = cut)<br>PLE02-14: 34.79 g/t Au over 9.0 m (uc)<br>21.29 g/t Au over 9.0 m (c)<br>PLE02-20: 43.09 g/t Au over 11.65 m (uc)<br>12.83 g/t Au over 11.65 m (c)<br>PLE02-21: 9.44 g/t Au over 11.0 m and<br>21.43 g/t Au over 4.5 m (uc)<br>10.34 g/t Au over 4.5 m (c) |

| | | |
|---|---|---|
| April 2002 | Ground Electromagnetic (HEM) (Max-Min I) and magnetic survey. | Detection of 10 anomalic axes and complementary magnetic survey. |
| Aug. 2002 – March 2003 | Drilling program of 37 holes (6 558 m).<br>Target: Orfée extensions and regional HEM anomalies. | Best results: Orfée zone<br>PLE02-31: 14.13 g/t Au over 13.00 m (uc)<br>PLE02-49: 8.57 g/t Au over 11.40 m (uc) and 9.45 g/t Au over 2.00 m<br>Regional anomalies (now "Orfée East" zone)<br>PLE03-42: 1.61 g/t Au over 4.92 m<br>PLE03-62: 2.12 g/t Au over 4.00 m |
| March 2003 | Geostatistical modelization and resources estimation.<br>(Orfée showing) (D'Amour, 2003). | 203 483 tons at 14.5 g/t Au |
| Dec. 2003 – Feb. 2004 | Drilling program of 18 holes (3132 m).<br>Target: Orfée East extensions, regional HEM anomalies and magnetic break. | Best results : Orfée East zone<br>PLE03-72: 5.37 g/t Au over 2.00 m and 2.11 g/t Au over 11.00 m<br>PLE03-73: 2.20 g/t Au over 7.00 m<br>PLE04-76: 10.53 g/t Au over 1.10 m<br>PLE04-77: 2.82 g/t Au over 5.76 m<br>Regional anomalies<br>PLE04-83: 2.47 g/t Au over 1.00 m<br>PLE04-84: 0.31 g/t Au over 5.40 m |
| Nov. 2006 – Jan. 2007 | Drilling program of 12 holes (3929 m).<br>Target: Orfée and Orfée East gold zones. | Best results : Orfée zone<br>PLE06-87: 28.73 g/t Au over 2.00 m<br>PLE06-88: 4.44 g/t Au over 2.85 m<br>Orfée East zone<br>PLE07-091: 0.58 g/t Au over 62.00 m incl 1.17 g/t Au over 15.25 m<br>PLE07-092: 0.55 g/t Au over 73.00 m incl 1.07 g/t Au over 25.0 m<br>PLE07-093: 0.42 g/t Au over 105.0 m incl 1.02 g/t Au over 20.0 m<br>PLE07-095: 10.85 g/t Au over 6.55 m incl 57.36 g/t Au over 1.00 m and 6.28 g/t Au over 2.00 m |
| February – March 2007 | Line cutting (90 km) and IP geological survey (66 km). | Definition of 48 IP anomalies. |
| July – August 2007 | Geological reconnaissance of the Eastern part of the property. | Reconnaissance of three (3) anomalous areas in gold (9 grab samples with 217 to 1920 ppb Au) and one in copper and silver (up to 3.98% Cu and 6.4 g/t Ag in grab samples # 182008). |

## ITEM 9 GEOLOGICAL SETTING

### 9.1- Regional Geology

The Poste Lemoyne Extension property is located in the oriental portion of the Superior geological Province. The ages of those rocks vary from 2600 Ma to 3400 Ma and they have been deformed by the Kenoreen orogenesis, 2660 and 2720 Ma. The Lac Guyer area lies at the border of the La Grande and Opinaca Subprovince. The two subprovinces are intruded by proterozoic dykes of gabbro.

The La Grande Subprovince is a volcano-plutonic assemblage composed of an ancient tonalitic gneiss (2788–3360 Ma), of the 'Langelier Complexe' and many volcano-sedimentary sequences from the Guyer group (2820 Ma). The Guyer group is composed of tholeiitic basalt, komatiite, calco-alcaline-felsics tuffs, ultramafics turbidites, iron formation and many ultramafic to felsic intrusions. A northwestern Ontario equivalent to those rocks are those from the Sachigo-Uchi-Wabigoon Subprovince.

The Opinaca Subprovince is a metasedimentary and plutonic sequence similar to English River and Quetico Subprovince in Ontario. The ages of those rocks (<2648 Ma) are younger than those of the La Grande assemblage. In the studied area, the Opinaca rocks are composed of wackes and biotite paragneiss from the Laguiche group and by many granitic and pegmatitic intrusions. Those paragneiss came from the transformation of an important feldspathic-wacke sequence that came from the La Grande erosion. In many places, the contact between the two subprovinces is a shear zone.

The ultramafic intrusions came from different generations (synvolcanic, syn to post-tectonic and post-Laguiche). Some intrusions, tonalitic, monzodioritic and granitic are syn to post-tectonic and crosscut the subprovinces limits.

During the Archean, a ductile deformation with folds and shear zones affected the rocks of the studied area and they have been metamorphosed to the amphibolite facies. The dominant trend of the stratas and the foliation is ENE and EW with a moderate to strong north dip. The plunge of the fold is ENE.

The mineralizations are associated with some iron formations (Au), deformation zones (Au), volcanic alteration zones (Cu-Zn-Ag ±Au) and some quartz veins (Cu-Ag ±Au).

### 9.2- Property Geology

The Poste Lemoyne Extension geological setting comprises, north to south, the Guyer basalt to the Laguiche sediments, see Map 1 in back pocket. Those units contain many pegmatitic intrusions and some quartz and feldspar porphyry (QFP) dykes. The iron formations are in the Guyer group near the Laguiche contact. A majority of the drill holes have intersected the iron formation at the contact of the Guyer basalt and a sedimentary unit (wackes). All the units have been affected, East-West, by a tectonic transposition.

In the studied area, the basalts are greenish and foliated. Generally, they are fine grained but locally, some horizons contain coarse grains and are interpreted in the drill logs as gabbroic sills. Those horizons are perhaps due to metamorphic recrystalization because no distinctive contacts are present. The metamorphic events destroy most the primary textures. Generally, the foliation is well defined, East-West with a 70 to 80 degree north facing. Some drill holes contain metric circular patterns.

The basalts contain concordant veinlets and disseminated mineralization. It is dominated by pyrrhotite with few grains of pyrite, chalcopyrite and arsenopyrite. In many holes on the Orfée zone, a zonation of the sulfides can be observed. Hundreds of meters north of the iron formation, the mineralization is dominated by finely automorphic pyrite and is associated with epidotization and silicification of the basalt. The pyrrhotite is dominant close to the iron formation. This is associated with an increase of garnets concentration. Chalcopyrite and arsenopyrite are found in trace associated with the pyrrhotite. Fine millimetric discordant veinlets of quartz and calcite are also found in all the units but no mineralization is associated with them. They are associated with post-metamorphic events.

The basalt in the Orfée East area shows, in addition to previous alterations, metric to plurimetric layers of alterations in silica and brown biotite or alteration in amphibole, pyroxene (diopside), calcite and garnets. Both types of alterations show centimetric bands and may be in discordance with foliation. The mineralization is present in both alteration patterns and it is dominated by pyrrhotite, but pyrite, arsenopyrite and trace of chalcopyite are also present. The alteration types can be distinct from one to the other or overlapped. Generally, brown biotite is more present north of Orfée East gold zone with a progressive alteration towards the amphibole-diopside-calcite-garnet alteration close to the iron formations. Metric silicified horizons hosting trace to 5% tourmaline are also present in the entire unit.

A sedimentary/exhalative sequence is located at the southern contact of the volcanic assemblage. It is composed of siltstones and magnetite-iron formations. In drill holes, the unit thickness is 1 to 28 meters. An HEM conductor and a positive magnetic anomaly are associated with this unit and it can be followed for many kilometers. The southern contact of the sedimentary/exhalative sequence is characterized by a quartz and biotite wacke. This lithologic assemblage is observed in the majority of the drill holes.

The iron formations are composed of millimetric to centimetric-banded beds of siltstones (chert) and magnetite-grunerite-sulphides. This unit records the high deformation with many shears, faulted folds and quartz flooding. The gruneritization of the magnetite beds can be partial or complete. Sometimes only a thin grunerite aureole rims the magnetite beds. Other minerals such as hornblende, chlorite and sulphides, are also found in close association with grunerite.

On the Orfée zone, the siltstone is generally graphite rich (10 to 30%) and is 0,3 to 2,0 m thick. It contains 5 to 10%, locally 40%, pyrrhotite and pyrite with trace of arsenopyrite. The sulfides are finely disseminated or in millimetric veinlets. The siltstone is in contact with the iron formation. The contact is characterized by breccias texture and by the presence of a 0,3 to 1,5 m thick massive sulphide. The rims of that massive sulphide are chlorite rich (>60%) for a few centimeters. The massive sulphide is composed of non-magnetic pyrrhotite and accessory arsenopyrite, pyrite, amphiboles, quartz, and millimetric automorphic calcite crystals. On the Orfée zone, most of the visible gold can be found in this massive sulphide unit and its contact with host rock.

The distinctive feature of Orfée East mineralized zone is the presence of two units of iron formations interlayered by a basaltic unit. These iron formations show same alteration patterns as the one on Orfée gold zone. At surface and/or in the western area of the zone, the basalt layer has a maximum thickness of 10 meters but at depth and/or to the east, it can reach up to 100 meters. Thinning of the basaltic layer between the iron formations from depth toward surface, or from east toward west is not progressive. In 30 to 50 meter lateral intervals, the basalt between the two iron formations goes from 50 meters thick to approximatively 10 meters. In this interval, an intense deformation zone has developed and relics of iron formations, basalt, wacke, and QFP dykes are sometimes observed. In drill logs this deformation zone has been characterized as paragneiss. In fact, the name paragneiss for the highly deformed sediment/iron formations was still used to keep constant drill log descriptions from the previous drilling program. This mineralized unit was named after his characteristics: quartz, feldspar, biotite, amphiboles with pyrite and pyrrhotite, altered in silica, tourmaline and carbonates with a lot of recrystalization. Lateral extensions of this unit, to the East and at depth, were, at that time, unknow. Then, the correlation with iron formations, from both areas, was impossible due to the lack of drill holes coverage. In that way the deformed zone and the paragneiss are the same unit in this report, in drill logs (appendix 2) and in cross sections (map pocket).

The deformed zone (paragneiss) is developing along a 60 to 65° West plunge and it contains the best gold intersections of the Orfée East zone (PLE07-105: 3.09 g/t Au / 26.0 m). Mineralization in the Orphée East area is dominated by pyrite and pyrrhotite.

A wacke unit is present in the majority of the drill holes. It is composed of quartz, felspar and biotite. The texture is saccharoidal to lepidoblastic depending on the biotite proportion. Where the concentration in biotite is high, it is common to observe a crenulation or a secondary schistosity over the primary foliation. Silicification and/or a chloritization are also present in few metric zones. Traces to 2% of finely disseminated pyrrhotite are present near the footwall of the iron formations.

Recent holes drilled in the Orfée East area have revealed a 100 meters thick horizon of wacke located north of Orfée East gold zone, in the basaltic unit. This wacke unit is oriented 070-250°(see Map 3 in pocket). Eight (8) drill holes outlined the unit laterally over 350 meters and two (2) drill holes have crossed it. It has same mineral and textural characteristics than the wacke located south of the iron formations.

Some gray felsic intrusions are found in the basalt and less frequently in the wacke. They are few centimeters to few meters thick and are characterized by the presence of quartz and feldspar phenocryst. The concentration and the thickness of the phenocrysts are variable in each dyke. Some dykes have traces to 2% disseminated pyrrhotite and pyrite, less commonly arsenopyrite. All dykes have been deformed, the biotite flakes are all aligned and the phenocrysts are flattened in the same plane.

Finally, some pegmatitic intrusions crosscut the basalt, the iron formation and the wacke. They vary from few centimeters to more than 50 meters. They are composed of quartz and feldspar with lesser biotite, muscovite. Accessory minerals are tourmaline, garnets, amphiboles and magnetite. Some feldspar phenocrysts are bigger than 50 cm and normally they showed myrmekitic texture with the quartz. Some of the pegmatite contain two micas, biotite and muscovite and others have only one of them. It is the same for accessory minerals, some pegmatites showed all of them and others only one or two. The pegmatites are not present everywhere on the property. On the Orfée zone, the pegmatites are ubiquitous and on the Orfée East zone; only small ones were intersected. In drill holes, they showed massive texture and crosscut the foliation but in outcrops some of them are folded and the contacts are concordant to the foliation.

## ITEM 10 DEPOSIT TYPES

The Poste Lemoyne Extension project was initiated to find a gold in iron-formation type deposit. In this type of deposit, the ore bodies are often associated with a structural trap or influenced by the deformation. Some of the best known examples are Lupin (9 million tons at 10.75 g/t Au) in NWT and Homestake Mine (147.7 million tons at 8.17 g/t Au), South Dakota, United States. The Orfée and Orfée East gold zones has all the characteristics of that type of deposit.

## ITEM 11 MINERALIZATION

Two (2) gold zones have been discovered on Poste Lemoyne Extension since the beginning of the work in 1998.

The Orfée zone is a deformed iron formation in contact between the Guyer basalt (north) and a wacke unit (south). In the zone, the visible gold appears near a metric level of massive, non-magnetic pyrrhotite with some pyrite, trace arsenopyrite and chalcopyrite. Orfée is 25 meters wide by 5 to 15 meters thick and it was tested vertically to 460 meters depth. In drill hole, the best intersection is 43,09 g/t Au over 11,65 m (uncut) (PLE02-020). In 2003, D'Amours estimated at 203 483 tons at 14,5 g/t Au the ressource of that zone.

The sulphide phases are dominated by the pyrrhotite with trace of pyrite, arsenopyrite and chalcopyrite. Generally, they are in subconcordant veinlets and in disseminated coarse grains, associated with chlorite-amphiboles-enriched zone. In many drill holes, a replacement sequence is clearly observed. The magnetite is replaced by grunerite and the grunerite by the pyrrhotite. Locally, the grunerite is absent; the pyrrhotite replaces the magnetite. The microscopic studies in thin sections reveal that the alterations, by importance, are grunerite, ferromagnesian carbonates, chlorite, epidote and quartz. The studies also reveal that the gold grains are intergranular and in inclusions in pyrrhotite and magnetite.

The mineralization and alterations present in the Orfée East iron formations are very similar to those observed in the Orfée zone with the exception that pyrite is more abundant and locally dominant. Both iron formations of the zone are always anomalous in gold and sometimes have subeconomic gold values. Currently, the center of interest in the Orfée East zone is a deformed zone which develops at the fold hinge of a basaltic unit. In this deformed zone, the grain size of the mineralization and matrix becomes centimetric. The deformed zone is moderately to highly altered in silica, carbonate, biotite and tourmaline. The sulphides observed are: pyrite (1-25%), pyrrhotite (5-25%), trace to 2% arsenopyrite and trace of chalcopyrite. Sulphides are intersertal to silicates. They are disseminated or in millimetric to centimetric veinlets concordant or not, demonstrating the remobilized nature of the mineralization. In drill holes that crossed the middle of the deformed zone (paragneiss), visible gold has been observed. Best intersection assayed 3,09 g/t Au over 26,0 meters at 334 meters depth and this intersection includes 30,11 g/t Au / 1,0 m, 2,54 g/t Au / 10,0 m, and 12,0 g/t Au / 1,0 m (PLE07-105).

The basalt at the hanging wall (north) of the mineralized and deformed zone is also weakly to strongly altered in silica, carbonates, biotite, tourmaline and it is mineralized (1 to 5%) in pyrrhotite, pyrite and arsenopyrite for up to 50 meters. This altered basalt is generally anomalous in gold (100 to 1000 ppb Au) with locally subeconomic gold values (1,0 g/t to 5,0 g/t Au).

## ITEM 12 EXPLORATION

A diamond drill program of 19 holes totalling 5 564 meters and an IP survey of 66 line-km were conducted in winter 2007.

## ITEM 13 DRILLING

The two objectives of the winter 2007 drilling program were to test, laterally and at depth, the extension of the Orfée East gold zone and to test regional IP anomalies. From the 19 holes done, 14 have tested lateral extension of the Orfée East zone over 500 meters and to a maximum depth of 395 meters. The five (5) remaining holes (964 m) have tested regional IP anomalies from the winter 2007 IP survey. Table 3 summarizes the technical informations of the drilling program.

Table 3: Technical characteristics of the 19 holes drilled in winter 2007.

| Hole | Line | Station | Azimuth/ Dip | Length (m) | Recovered rocks (m) | Samples (meters) | Target/depth |
|---|---|---|---|---|---|---|---|
| PLE07-097 | 34+50 E | 2+65 N | N190 / -53 | 231 | 177,0 | 178 (177,0 m) | Orfée East / -150 m |
| PLE07-098 | 33+25 E | 1+75 N | N190 / -52 | 327 | 267,4 | 267 (267,4 m) | Orfée East / -175 m |
| PLE07-099 | 32+25 E | 2+50 N | N190 / -52 | 357 | 320,0 | 319 (320,0 m) | Orfée East / -275 m |
| PLE07-100 | 34+50 E | 3+15 N | N190 / -53 | 333 | 278,0 | 262 (265,0 m) | Orfée East / -200 m |
| PLE07-101 | 33+25 E | 2+50 N | N190 / -53 | 357 | 303,8 | 302 (303,8 m) | Orfée East / -225 m |
| PLE07-102 | 33+75 E | 1+60 N | N190 / -53 | 324 | 269,0 | 266 (266,0 m) | Orfée East / -125 m |
| PLE07-103 | 35+00 E | 3+50 N | N190 / -53 | 303 | 255,4 | 255 (255,4 m) | Orfée East / -175 m |
| PLE07-104 | 30+75 E | 1+10 N | N190 / -50 | 150 | 139,4 | 108 (107,4 m) | Orfée East / -75 m |
| PLE07-105 | 32+00 E | 2+80 N | N190 / -53 | 459 | 432,0 | 432 (432,0 m) | Orfée East / -350 m |
| PLE07-106 | 31+75 E | 1+89 N | N190 / -55 | 357 | 318,4 | 319 (318,4 m) | Orfée East / -250 m |
| PLE07-106b | 31+75 E | 1+90 N | N190 / -53 | 81 | 42,0 | 0 | Orfée East / -250 m |
| PLE07-107 | 24+00 E | 1+75 S | N190 / -45 | 139 | 135,0 | 135 (135,0 m) | Regional IP |
| PLE07-108 | 24+00 E | 2+40 N | N190 / -45 | 135 | 117,0 | 117 (117,0 m) | Regional IP |
| PLE07-109 | 23+00 E | 9+35 N | N190 / -45 | 201 | 197,0 | 197 (197,0 m) | Regional IP |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| PLE07-110 | 33+00 E | 3+15 N | N190 / -50 | 471 | 425,0 | 425 (425,0 m) | Orfée East / -300 m |
| PLE07-111 | 29+75 E | 2+25 N | N190 / -45 | 300 | 295,6 | 281 (294,6 m) | Orfée East / -200 m |
| PLE07-112 | 32+00 E | 3+50 N | N190 / -55 | 550 | 532,0 | 519 (522,3 m) | Orfée East / -400 m |
| PLE07-113 | 54+75 E | 6+30 N | N190 / -52 | 180 | 178,0 | 178 (178,0 m) | Regional IP |
| PLE07-114 | 60+00 E | 7+25 N | N190 / -52 | 309 | 302,0 | 299 (302,0 m) | Regional IP |
| **19 Drill Holes** | | | | **5564** | **4984** | **4971 (4883,3 m)** | |

## 13.1 Orfée East zone

The Orfée East gold zone has been tested from line 30+00E to 35+00E by 14 drill holes. From these drill holes, five (5) have tested the East and West extensions of the Orfée East area and nine (9) have allow the definition of the deformed zone. Those drill holes were also helpful to understand the relationship of the deformed zone with the iron formations of the gold zone. The lithological sequence of the Orfée East area, defined by these drill holes is, from north to south, basalt of undetermined thickness, followed by the first wacke unit with a thickness of approximately 100 meters. Subsequently, a second basalt layer of 75 to 150 meters in thickness is intersected. This basaltic unit is mineralized in pyrite and pyrrhotite and highly altered in silica and biotite and/or amphiboles-diopside-calcite-garnets. This basalt is at the hanging wall of the mineralized zone composed of iron formations or the deformed zone. At last, a thick wacke unit (>200 m) is at the footwall of the mineralized zone. Characteristics of the mineralized zone at Orfée East change from east to west, or at depths toward the surface, with the appearance of a hightly deformed zone. Table 4 displays a summary of the lithologies and gold grades intersected in the drill holes done on the Orfée East gold zone during winter 2007.

The mineralized zone in the eastern part of Orphée East area (lines ±33+50E to 35+00E) is characterized by the presence of only one iron formation unit that underwent a strong deformation but was not affected by the high degree of recrystalization present in the deformed zone (west). This iron formation loses its thickness towards the east and it becomes almost inexistent near line 35+00E (PLE07-100, 103). One feature in this area is that the wacke unit, normally present at the footwall of the iron formations, is almost absent. The iron formation is enclosed in the basalt. Six (6) drill holes (PLE07-097, 100, 101, 102, 103 and 110) have tested the eastern area of the deformed zone. Only drill holes PLE07-102 and 110, as well as a few drill holes from previous drill programs (PLE07-091 and 093), have crossed the basalt at the footwall of this first iron formation and they have intersected another iron formation at southern contact of the basalt. The footwall of this second iron formation is the thick wacke unit present at the end of every holes drilled on Orfée East area. The thickness of the basalt intersected between these two iron formations varies from 50 meters, near the deformed zone, and up to 150 meters to the extreme East. Best gold grade obtained for the first iron formation (enclosed in the basalt) is 1,02 g/t Au / 18,0 m (PLE07-101) and it was obtained in vincinity of the deformed zone. For the second iron formation (south), best grade obtained was 0,51 g/t Au / 18,0 m (PLE07-110).

Development, toward west and/or on surface, of the first iron formation towards the deformed zone is quite progressive; however, it is well distinguished by the increase of the grain size and the remobilized nature of the mineralization. The deformed zone has a thickness of 20 to 30 meters and a vertical height which varies from 30 meters near surface, to more than 100 meters at 395 meters deep. The unit has a plunge of 60-65° West. In this strong deformation zone, all lithologies have undergone a high degree of recrystalization so it is difficult to identify the protolith. Locally, we can recognize centimetric to metric relics of basalt, iron formations, wacke and QFP dykes but their lithological contacts have been completely obliterated by the deformation. It is not rare to notice relics of iron formations near the deformed zone contacts as well as an increase in sulphide concentrations. Dominant sulphide phases are pyrrhotite and pyrite (5-60%) in variable proportions with trace to 2% arsenopyrite and chalcopyrite. Four (4) drill holes (PLE07-098, 099, 105, 112) have intersected the deformed zone and the best grade obtained was 3,09 g/t Au / 26,0 m (PLE07-105) at 334 meters depth. Drill hole PLE07-112 is the deepest of the Orfée East zone and it has intersected the deformed zone (2,89 g/t Au / 17,2 m) at 395 meters depth. The PLE07-112 has also intersected, 53 m down hole a new mineralized zone in the basalt. This zone is made up 1 to 5% chalcopyrite and pyrrhotite, disseminated and in discordant veinlets. It is containing visible gold and assayed 61,3 g/t Au / 1,0 m. The footwall assayed 1,8 g/t Au / 2,0 m.

The intensity of the deformation in the deformed zone of the Orfée East decrease (toward west and/or near surface) and two plurimetric iron formations became distinctives. They are altered in grunerite and are interlayered by a 10 meters thick basaltic unit. The grain size decrease gradually away from deformed zone and the lithologies and their contacts became well defined. The previous drilling programs has intersected these two iron formations that then have been defined as "Orfée East – Hanging Wall" for the first iron formation and "Orfée East – Footwall", for the second. Three (3) drill holes have tested the west area of Orfée East zone, of which one (PLE07-106), was drilled less than 50 meters from the deformed zone. It assayed 12,65 g/t Au / 1,0 m in the first iron formation. The two other holes (PLE07-104, 111) were drilled in order to test the West extension of Orfée East area but also to clarify possible connections between the Orfée and Orfée East gold zones. The important feature of these last two drill holes is the increase proportion of metric to decametric pegmatitic injections. In drill hole PLE07-104, pegmatitic injections have obliterated the lithological contacts. Three of these pegmatitic injections are located at the contact between the basalt and the wacke, where generally the iron formation(s) are. These three pegmatites hosted trace to 5% sulphides and contains basalt fragments. They have assayed up to 1,04 g/t Au / 20,2 m. Drill hole PLE07-111 is the westernmost of the tested zone; in fact it is closer to the Orfée zone than the deformed zone of Orfée East. It is containing more, and thicker, pegmatitic injections than drill hole PLE07-104. These pegmatites represent 50% of drill hole and a 66,0 meters thick injection takes place at the contact between the basalt and wacke. The best gold grade of this drill hole is 1,41 g/t Au / 1,0 m in the basaltic hanging wall of the thick pegmatitic unit.

Table 4: Summary of the lithological units and gold intersections in holes drilled on "Orfée East" zone in winter 2007.

| Orfée East | | | | | | |
|---|---|---|---|---|---|---|
| **Hole** | **From** | **To** | **Lithology** | **Gold Values** | **From** | **To** |
| **PLE07-97** | 54 | 181 | Basalt Su (tr-2), Wacke Su (tr-1) | 0,36 g/t Au / 23,0 m | 170 | 193 |
| | 181 | 192 | Paragneiss Su (5-20) | | | |
| | 192 | 231 | Basalt Su (tr-2) | 0,65 g/t Au / 1,0 m | 219 | 220 |
| **PLE07-098** | 60 | 68 | Basalt Su (tr-1) | 0,11 g/t Au / 7,0 m | 64 | 71 |
| | 68 | 85 | Wacke (Su) | 0,13 g/t Au / 33,0 m | 80 | 113 |
| | 85 | 90 | Basalt Su (tr-2) | | | |
| | 90 | 101 | Wacke (Su) | | | |
| | 101 | 195 | Basalt (Su) | 0,17 g/t Au / 5,0 m | 142 | 147 |
| | | | | 0,19 g/t Au / 12,0 m | 165 | 177 |
| | | | | 0,27 g/t Au / 15,0 m | 182 | 197 |
| | 195 | 197 | Wacke Su (5) | | | |
| | 197 | 226 | **Paragneiss - Iron formations Su (25-50)** | **1,43 g/t Au / 28,0 m** | **197** | **225** |
| | | | | ***Incl. 10,61 g/t Au / 1,0 m*** | ***207*** | ***208*** |
| | 226 | 327 | Wacke-siltstone (Su) | 0,29 g/t Au / 7,0 m | 225 | 232 |
| **PLE07-099** | 37 | 134 | Wacke (Su) | | | |
| | 134 | 325 | Basalt Su (tr-5), Pegmatite | 0,20 g/t Au / 25,0 m | 134 | 159 |
| | | | | 0,18 g/t Au / 13,0 m | 196 | 209 |
| | | | | 0,15 g/t Au / 8,0 m | 212 | 220 |
| | | | | 0,57 g/t Au / 11,0 m | 277 | 288 |
| | | | | *Incl. 1,11 g/t Au / 4,0 m* | *283* | *287* |
| | | | | 0,28 g/t Au / 29,0 m | 299 | 328 |
| | 325 | 352 | **Paragneiss - Iron formations Su (10-50)** | **2,23 g/t Au / 20,0 m** | **328** | **348** |
| | | | | ***Incl. 25,99 g/t Au / 1,0 m*** | ***340*** | ***341*** |
| | | | | 0,32 g/t Au / 4,0 m | 348 | 352 |
| | 352 | 357 | Wacke | | | |
| **PLE07-100** | 55 | 73 | Wacke (Su) | 0,51 g/t Au / 1,0 m | 64 | 65 |
| | 73 | 280 | Basalt Su (tr-5), (Siltstone) | 0,49 g/t Au / 1,0 m | 114 | 115 |
| | 280 | 300 | Pegmatite | 0,27 g/t Au / 1,0 m | 286 | 287 |
| | 300 | 333 | Basalt Su (tr-5), wacke | | | |
| **PLE07-101** | 53,2 | 111 | Wacke (Su) | 0,28 g/t Au / 5,0 m | 80 | 85 |
| | 111 | 268 | Basalt Su (tr-4) | 0,16 g/t Au / 20,0 m | 112 | 132 |
| | | | | 0,53 g/t Au / 7,0 m | 210 | 217 |
| | | | | 0,14 g/t Au / 18,0 m | 250 | 268 |
| | 268 | 286 | Iron formation Su (5-60) | **1,02 g/t Au / 18,0 m** | **268** | **286** |
| | 286 | 304,2 | Wacke Su (tr-5) | 0,16 g/t Au / 18,2 m | 286 | 304,2 |
| | 304,2 | 357 | Basalt Su (tr-5) | 4,59 g/t Au / 1,0 m | 326 | 327 |
| **PLE07-102** | 56 | 121 | Basalt (Su) | 0,17 g/t Au / 13,0 m | 57 | 70 |
| | | | | 5,01 g/t Au / 1,0 m | 70 | 71 |
| | | | | 0,30 g/t Au / 71,0 m | 87 | 158 |
| | 121 | 135 | Iron formation Su (10-50) | | | |

| | | | | | | |
|---|---|---|---|---|---|---|
| | 135 | 151 | Wacke Su (tr-2) | | | |
| | 151 | 264 | Basalt Su (2-30) | 1,85 g/t Au / 1,0 m | 167 | 168 |
| | | | | 0,27 g/t Au / 14,0 m | 219 | 233 |
| | | | | 1,47 g/t Au / 1,0 m | 236 | 237 |
| | | | | 1,17 g/t Au / 5,0 m | 246 | 251 |
| | | | | 0,17 g/t Au / 4,0 m | 251 | 255 |
| | 264 | 292 | Wacke (Su) | | | |
| | 292 | 307 | Iron formation Su (20-50) | 0,31 g/t Au / 15,0 m | 292 | 307 |
| | 307 | 322 | Siltstone-wacke (Su) | | | |
| **PLE07-103** | 47,6 | 303 | Basalt Su (2-5) | 0,11 g/t Au / 20,0 m | 50 | 70 |
| | | | | 0,47 g/t Au / 2,0 m | 119 | 121 |
| | | | | 0,22 g/t Au / 2,0 m | 231 | 233 |
| **PLE07-104** | 10,6 | 54 | Pegmatite | 1,17 g/t Au / 1,0 m | 64 | 65 |
| | 54 | 88,8 | Basalt (Su) | 4,66 g/t Au / 1,0 m | 82 | 83 |
| | 88,8 | 89,2 | Iron formation Su (30-50) | **1,04 g/t Au / 20,2 m** | **88,8** | **109** |
| | 89,2 | 98 | Basalt (Su) | | | |
| | 98 | 105 | Pegmatite | | | |
| | 105 | 106,7 | Basalt Su (5-25) | | | |
| | 106,7 | 107,3 | Pegmatite | | | |
| | 107,3 | 111 | Basalt Su (5-25) | | | |
| | 111 | 150 | Wacke (Su), Pegmatite | 0,48 g/t Au / 3,0 m | 119 | 122 |
| **PLE07-105** | 27 | 36 | Basalt Su (tr-3) | | | |
| | 36 | 179 | Wacke Su (tr-4), Pegmatite | 1,65 g/t Au / 1,0 m | 151 | 152 |
| | | | | 0,50 g/t Au / 2,0 m | 169 | 171 |
| | 179 | 398 | Basalt Su (tr-3) | 0,23 g/t Au / 22,0 m | 246 | 268 |
| | | | | 0,27 g/t Au / 49,0 m | 342 | 391 |
| | | | | *Incl. 1,32 g/t Au / 3,0 m* | *354* | *357* |
| | | | | **3,09 g/t Au / 26,0 m** | **391** | **417** |
| | 398 | 425 | **Paragneiss - Iron formations Su (20-60)** | ***Incl. 2,95 g/t Au / 3,0 m*** | ***391*** | ***394*** |
| | | | | ***and 30,11 g/t Au / 1,0 m*** | ***401*** | ***402*** |
| | | | | ***and 2,54 g/t Au / 10,0 m*** | ***406*** | ***416*** |
| | | | | ***and 12,02 g/t Au / 1,0 m*** | ***416*** | ***417*** |
| | | | | 0,18 g/t Au / 8,1 m | 417 | 425,1 |
| | 425 | 459 | Wacke (Su) | | | |
| **PLE07-106** | 38,6 | 104 | Wacke Su (tr-2), Pegmatite, Dyke QFP | 0,58 g/t Au / 1,0 m | 42 | 43 |
| | | | | 0,81 g/t Au / 9,0 m | 55 | 64 |
| | | | | *Incl. 1,13 g/t Au / 5,0 m* | *57* | *62* |
| | | | | 0,27 g/t Au / 4,0 m | 76 | 80 |
| | | | | 0,16 g/t Au / 7,0 m | 84 | 91 |
| | | | | 0,15 g/t Au / 7,0 m | 100 | 107 |
| | 104 | 292 | Basalt Su (tr-5) | | | |
| | 292 | 311 | Iron formation Su (5-40), Paragneiss | **12,65 g/t Au / 1,0 m** | **293** | **294** |
| | | | | **1,78 g/t Au / 1,0 m** | **309** | **310** |

| | | | | | | |
|---|---|---|---|---|---|---|
| | 311 | 357 | Wacke Su (tr-5) | | | |
| PLE07-110 | 46 | 183 | Wacke Su (tr-3), Dyke QFP | 0,17 g/t Au / 17,0 m | 130 | 147 |
| | 183 | 356 | Basalt Su (2-15) | 0,14 g/t Au / 5,0 m | 246 | 251 |
| | | | | 0,20 g/t Au / 20,0 m | 314 | 334 |
| | | | | 0,44 g/t Au / 11,0 m | 346 | 357 |
| | 356 | 369 | Iron formations Su (2-35), Paragneiss | **1,11 g/t Au / 10,0 m** | **357** | **367** |
| | | | | 0,36 g/t Au / 10,0 m | 367 | 377 |
| | 369 | 450 | Basalt Su (tr-10) | 1,65 g/t Au / 1,0 m | 377 | 378 |
| | | | | 0,99 g/t Au / 1,0 m | 382 | 383 |
| | | | | 0,51 g/t Au / 18,0 m | 446 | 464 |
| | 450 | 459 | Iron formation Su (15-35) | | | |
| | 459 | 464 | Basalt (Su) | *Incl. 0,89 g/t Au / 9,0 m* | *447* | *456* |
| | 464 | 471 | Wacke Su (tr-5) | | | |
| PLE07-111 | 4,4 | 210 | Basalt (Su), Pegmatite | 1,41 g/t Au / 1,0 m | 178 | 179 |
| | 210 | 276 | Pegmatite | 0,23 g/t Au / 1,0 m | 246 | 247 |
| | | | | 0,15 g/t Au / 2,0 m | 271 | 273 |
| | 276 | 300 | Wacke (Su) | | | |
| PLE07-112 | 18 | 54 | Basalt Su (tr-3) (Au) | **61,30 g/t Au / 1,0 m** | **53** | **54** |
| | 54 | 56 | **CP++PO (Au)** | **1,80 g/t Au / 2,0 m** | **54** | **56** |
| | 56 | 119 | Basalt Su (tr-3), Wacke, Pegmatite | 0,29 g/t Au / 3,0 m | 56 | 59 |
| | | | | 0,41 g/t Au / 2,0 m | 117 | 119 |
| | 119 | 278 | Wacke (Su), Pegmatite | 0,15 g/t Au / 9,0 m | 155 | 164 |
| | | | | 1,23 g/t Au / 1,0 m | 184 | 185 |
| | | | | 2,26 g/t Au / 1,0 m | 192 | 193 |
| | | | | 0,16 g/t Au / 12,0 m | 260 | 272 |
| | 278 | 485 | Basalt Su (tr-2) | 0,16 g/t Au / 17,0 m | 280 | 297 |
| | | | | 0,22 g/t Au / 11,0 m | 315 | 326 |
| | | | | 0,26 g/t Au / 8,0 m | 411 | 419 |
| | | | | 0,13 g/t Au / 12,0 m | 431 | 443 |
| | | | | 0,26 g/t Au / 35,8 m | 450 | 485,8 |
| | 485 | 504 | **Paragneiss - Iron formations Su (30-60)** | **2,89 g/t Au / 17,2 m** | **485,8** | **503** |
| | | | | ***Incl. 7,20 g/t Au / 1,2 m*** | ***485,8*** | ***487*** |
| | | | | ***and 23,63 g/t Au / 1,0 m*** | ***502,0*** | ***503*** |
| | 504 | 540 | Wacke (POPY) | 1,30 g/t Au / 1,0 m | 510 | 511 |

## 13.2 Regional Targets

In winter 2007 program, five (5) drill holes have test regional IP anomalies. Table 5 displays the lithological features and gold intersections for regional drill holes in winter 2007.

Drill hole PLE07-107 has targeted IP anomalies south of the Orfée zone in the area that could have been the contact between the Guyer basalts and the Laguiche paragneiss. A mylonite zone has been intersected between the basalts and wackes; this zone comprises locally enough disseminated sulphides to explain the IP anomaly but no notable gold grade was obtained.

Drill hole PLE07-108 had targeted an IP anomaly and also tested the western possible extension of an anomalous gold zone intersected on some holes drilled on the Orfée zone. An altered basalt horizon had been intersected and assayed approximately the same gold grades than previous drill holes to the east (0,16 g/t Au / 6,0 m and 0,15 g/t Au / 7,0 m). The mineralization found in drill hole explains the IP anomaly.

Drill hole PLE07-109 tested a 400 meters long IP anomaly associated with the contact of a magnetic high with a mag low. Lithological features of drill hole are the quantity and thickness of quartz and feldspar porphyry (QFP) dykes. Drill hole has started in a QFP dyke more than 130 meters thick and end in another 30 meters thick dyke. Between these two dykes, over 63 m, there is a mixed zone of basalt, wacke, and paragneiss, but metric QFP dykes are still dominant. In the center of this mixed zone, there is a 7,0 meters mylonitized zone mineralized with up to 10% sulphides explaining the IP anomaly. No significant gold value have been obtained.

Drill holes PLE07-113 and 114 tested the same kilometric IP axis. Drill hole PLE07-113 also targeted the extension of the pyritic sericite schist outcrop. The schist had been intersected and the mineralization contained in the drill hole explains the IP anomaly but no significant gold values had been obtained. Drill hole PLE07-114 tested the thickest and last IP anomaly east of the axis. As in drill hole PLE07-113, metric layers of sericite schist have been intersected. Sulphide concentrations were less important than previous drill hole but explained the IP anomaly.

Table 5: Summary of the lithological units and gold intersections in holes drilled on regional IP anomalies in winter 2007.

**Regional Targets**

| Hole | From | To | Lithology | Gold Values | From | To |
|---|---|---|---|---|---|---|
| PLE07-107 | 4 | 119 | Basalt (Su) | | | |
| | 119 | 122 | Mylonite Su (tr-1) | | | |
| | 122 | 139 | Wacke Su (tr-1) | | | |
| PLE07-108 | 18 | 62 | Basalt Su (tr-5) | 0,16 g/t Au / 6,0 m | 21 | 27 |
| | | | | 0,15 g/t Au / 7,0 m | 56 | 63 |
| | 62 | 65 | Siltstone Su (2-5) | | | |
| | 65 | 135 | Basalt Su (tr-5) | | | |
| PLE07-109 | 4 | 134 | QFP dyke (Su) | | | |
| | 134 | 151 | Paragneiss, QFP, Basalt | | | |
| | 151 | 158 | Mylonite Su (3-10) | | | |
| | 158 | 171 | Basalt, QFP Su (1-2) | | | |
| | 171 | 201 | QFP dyke (Su) | | | |
| PLE07-113 | 2 | 15 | Basalt (Su) | | | |
| | 15 | 33 | Sericite and chlorite schist | | | |

| | | | | | | |
|---|---|---|---|---|---|---|
| | 33 | 59 | Wacke Su (5-10) | | | |
| | 59 | 83 | Basalt Su (2-5) | 0,15 g/t Au / 16,0 m | 64 | 80 |
| | 83 | 147 | Wacke Su (1-5) | 0,49 g/t Au / 1,0 m | 120 | 121 |
| | 147 | 152 | Sericite schist Su (2-5) | | | |
| | 152 | 180 | Wacke Su (1-5) | | | |
| PLE07-114 | 7 | 139 | Basalt | | | |
| | 139 | 142 | Sericite schist Su (tr-1) | | | |
| | 142 | 166 | Biotite schist Su (tr-1) | | | |
| | 166 | 192 | Wacke (Su) | | | |
| | 192 | 248 | Biotite schist (Su) | | | |
| | 248 | 309 | Wacke (Su) | 0,43 g/t Au / 1,0 m | 284 | 285 |

## ITEM 14 SAMPLING METHOD AND APPROACH

Due to frequent sulphides and alteration zones in the Orfée East zone, all the recovered rocks (4 984 m) were systematically sampled (4 971 samples) and sent to the lab for gold analysis by fire assay and those that have values over 500 PPB Au were gravimetrically checked. One sample (# 117323) has visible gold and was checked by metallic sieve method. Generally, the samples are taken every meter but those with more or less than one meter are due to a change in lithological units or sulphides concentration. Rocks, 384 samples, which showed copper, arsenopyrite mineralization or presenting strong alterations were also checked by ICP (scan 30) multi-elements method. Laboratoire Expert, in Rouyn-Noranda, was mandated for the analysis. All the samples for multi-elements assays were sent by Laboratoire Expert to ACTLABS Laboratory in Toronto.

## ITEM 15 SAMPLE PREPARATION, ANALYSES AND SECURITY

Split core samples were collected and processed by the personnel of Services Techniques Geonordic. Core splitting was completed under the direction of Alain Cayer, the author of this report. Split core samples were immediately placed in plastic sample bags, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps. The bags remained sealed until they were opened by Laboratoire Expert personnel in Rouyn- Noranda, Québec.

All samples were initially stored in the camp. Samples were not secured in locked facilities; this precaution deemed unnecessary due to the remote camp location. Samples were then loaded directly on a truck for transport to Rouyn-Noranda. Samples were delivered by Services Techniques Geonordic personnel or by KEPA transport, James Bay freighting company, to Laboratoire Expert sample preparation facility in Rouyn-Noranda.

Upon receipt, samples are placed in numerical order and compared with the packing list to verify receipt of all samples. If the samples received do not correspond to the list, the client will be notified.

Samples are dried if necessary and then reduced to -1/4 inch with a jaw crusher. The jaw crusher is cleaned with compressed air between samples and barren material between sample batches. The sample is then reduced to 90% -10 mesh with a rolls crusher. The rolls crusher is cleaned between samples with a wire brush and compressed air and barren material between sample batches. The first sample of each sample batch is screened at 10 mesh to determine that 90% passes 10 mesh. Should 90% not pass, the rolls crusher is adjusted and another test is done. Screen test results are recorded in the logbook provided for this purpose. The sample is then riffled using a Jones-type riffle to approximately 300 gm. Excess material is stored for the client as a crusher reject. The 300-gm portion is pulverized to 90% -200 mesh in a ring and puck-type pulverizer. The pulverizer is cleaned between samples with compressed air and silica sand between batches. The first sample of each batch is screened at 200 mesh to determine that 90% passes 200 mesh. Should 90% not pass, the pulverizing time is increased and another test is done. Screen-test results are recorded in the logbook provided for this purpose.

### 15.1 Gold fire assay geochem

A 29.166 gm sample is weighed into a crucible that has been previously charged with approximately 130 gm of flux. The sample is then mixed and 1 mg of silver nitrate is added. The sample is then fused at 1800°F for approximately 45 minutes. The sample is then poured in a conical mould and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 gm is recovered. This lead button is then cupelled at 1600°F until all the lead is oxidized. After cooling, the dore bead is placed in a 12 x 75 mm test tube. 0,2 ml of 1:1 nitric acid is added and allowed to react in a water bath for 30 minutes. 0,3 ml of concentrated hydrochloric acid is then added and allowed to react in the water bath for 30 minutes. The sample is then removed from the water bath and 4,5 ml of distilled water is added. The sample is thoroughly mixed, allowed to settle, and the gold is determined by atomic absorption.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the result of the sample that was previous in each crucible. Crucibles that have had gold values of 200 PPB are discarded. The lower detection limit is 2 PPB and samples assaying over 500 PPB are checked gravimetrically.

### 15.2 Gold fire assay gravimetric

A 29,166 gm sample is weighed into a crucible that has been previously charged with approximately 130 gm of flux. The sample is then mixed and 2 mg of silver nitrate is added. The sample is then fused at 1800°F for approximately 45 minutes. The sample is then poured in a conical mould and allowed to cool. After cooling, the slag is broken off and the lead button weighing 25-30 gm is recovered. This lead button is then cupelled at 1600°F until all the lead is oxidized. After cooling, the dore bead is flattened with a hammer and placed in a porcelain parting cup. The cup is filled with 1:7 nitric acid and heated to dissolve the silver. When the reaction appears to be finished, a drop of concentrated nitric acid is added and the sample is observed to ensure there is no further action. The gold bead is then washed several times with hot distilled water, dried, annealed, cooled and weighed.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the result of the sample that was previous in each crucible. Crucibles that have had gold values of 3.00 g/t are discarded. The lower detection limit is 0,03 g/t and there is no upper limit. All values over 3,00 g/t are verified before reporting.

### 15.3 Metallic Sieve

The total sample is dried, crushed, and pulverized then screened using a 100-mesh screen. The –100-mesh portion is mixed and assayed in duplicate by fire assay gravimetric finish as well as all of the +100-mesh portions. All individual assays are reported as well as the final calculated value.

### 15.4 Multi-Elements (from www.actlabs.com : Code 1E1 – Aqua Regia - ICP-OES)

A 0,5 g of sample is digested with aqua regia (0,5 ml $H_2O$, 0,6 ml concentrated $HNO_3$ and 1,8 ml concentrated HCl) for 2 hours at 95°C. The sample is cooled then diluted to 10 ml with deionized water and homogenized. The samples are then analyzed using a Perkin Elmer OPTIMA 3000 Radial ICP for the 30-element suite. A matrix standard and blank are run every 13 samples.

A series of USGS-geochemical standards are used as controls. This digestion is near total for base metals, however, will only be partial for silicates and oxides.

Table 6: Code 1E1 Elements and Detection Limits (ppm).

| Element | Detection Limit | Upper Limit | Element | Detection Limit | Upper Limit |
|---|---|---|---|---|---|
| Ag* | 0,2 | 100 | Mo* | 2 | 10,000 |
| Al* | 0,01% | | Na* | 0,01% | |
| As* | 10 | | Ni* | 1 | 10,000 |
| Ba* | 1 | | P* | 0,00% | |
| Be* | 1 | | Pb* | 2 | 5,000 |
| Bi | 10 | | S* | 100 | |
| Ca* | 0,01% | | Sb* | 10 | |
| Cd | 0,5 | 2,000 | Sc* | 1 | |
| Co* | 1 | | Sn* | 10 | |
| Cr* | 2 | | Ti* | 0,01% | |
| Cu | 1 | 10,000 | V* | 1 | |
| Fe* | 0,01% | | W* | 10 | |
| K* | 0,01% | | Y* | 1 | |
| Mg* | 0,01% | | Zn* | 1 | 10,000 |
| Mn* | 2 | 10,000 | Zr* | 1 | |

Note: * Element may only be partially extracted.

## ITEM 16 DATA VERIFICATION

"Standard" and "blank" samples are inserted in every batch of samples. Furthermore, a "standard" and a "blank" are randomly inserted in each mineralized zone. The five (5) standards used were purchased from "Rocklabs". Their grades range from 0,58 to 8,54 g/t Au. Blank samples consist of crushed (3/4) calcite and silica commonly referred to as "marble aggregate" in the landscaping industry. Thirty (30) kg bags were purchased at a local retailer in Rouyn-Noranda. Table 7 lists all blank and standard samples used in the drilling program.

Table 7: Blank and standard samples used in the winter 2007 drilling program.

| Standards | | | | Blanks | | |
|---|---|---|---|---|---|---|
| Hole | Sample | Au (ppm) | Rocklabs | Hole | Sample | Au (ppm) |
| PLE07-099 | 111083 | 0,62 | **OXE42** 0,610 ppm Au (±0,011) | PLE07-097 | 147824 | 0,00 |
| | 148350 | 0,62 | | | 147901 | 0,01 |
| PLE07-102 | 111750 | 0,62 | | PLE07-098 | 147982 | 0,01 |
| | 111900 | 0,62 | | | 148028 | 0,00 |
| PLE07-105 | 112715 | 0,62 | | | 148098 | 0,00 |
| PLE07-114 | 118100 | 0,62 | | | 148149 | 0,00 |
| PLE07-103 | 112002 | 0,58 | | | 148199 | 0,00 |
| PLE07-110 | 113700 | 0,58 | | PLE07-099 | 111049 | 0,00 |
| PLE07-111 | 117200 | 0,58 | | | 111051 | 0,00 |
| PLE07-113 | 117950 | 0,58 | | | 111082 | 0,01 |
| PLE07-097 | 147853 | 0,62 | **SE19** 0,583 ppm Au (±0,011) | | 148249 | 0,00 |
| PLE07-098 | 148150 | 0,62 | | | 148299 | 0,00 |
| PLE07-099 | 111050 | 0,62 | | | 148349 | 0,01 |
| | 148300 | 0,62 | | | 148399 | 0,00 |
| PLE07-100 | 111200 | 0,62 | | | 148449 | 0,00 |
| PLE07-101 | 111500 | 0,62 | | PLE07-100 | 111199 | 0,00 |
| PLE07-104 | 112300 | 0,62 | | | 111249 | 0,00 |
| PLE07-105 | 112450 | 0,58 | | | 111299 | 0,00 |
| | 112610 | 0,62 | | | 111349 | 0,00 |
| PLE07-106 | 112802 | 0,59 | | | 111353 | 0,00 |
| PLE07-109 | 113425 | 0,68 | | PLE07-101 | 111417 | 0,00 |
| PLE07-097 | 147944 | 2,64 | **SJ22** 2,604 ppm Au (±0,019) | | 111449 | 0,00 |
| PLE07-098 | 148099 | 2,64 | | | 111499 | 0,00 |
| PLE07-099 | 148250 | 2,64 | | | 111599 | 0,00 |
| PLE07-100 | 111250 | 2,67 | | PLE07-102 | 111749 | 0,01 |
| | 111350 | 2,64 | | | 111849 | 0,00 |
| PLE07-101 | 111600 | 2,67 | | | 111899 | 0,00 |
| | 111650 | 2,67 | | | 111949 | 0,00 |
| PLE07-103 | 112200 | 2,67 | | PLE07-103 | 112001 | 0,00 |
| PLE07-105 | 112744 | 2,54 | | | 112149 | 0,00 |
| | 112500 | 2,60 | | | 112199 | 0,00 |
| PLE07-110 | 113872 | 2,67 | | PLE07-104 | 112299 | 0,00 |
| PLE07-112 | 117500 | 2,64 | | PLE07-105 | 112349 | 0,00 |
| PLE07-114 | 118152 | 2,61 | | | 112399 | 0,00 |
| PLE07-098 | 147993 | 5,83 | **OXL51** 5,80 ppm Au (±0,510) | | 112499 | 0,00 |
| | 148200 | 5,86 | | | 112730 | 0,00 |
| PLE07-102 | 111850 | 5,79 | | PLE07-106 | 112851 | 0,00 |
| PLE07-103 | 112150 | 5,82 | | PLE07-110 | 113703 | 0,00 |

| | | | |
|---|---|---|---|
| PLE07-105 | 112350 | 5,97 | |
| PLE07-106 | 112895 | 5,88 | |
| PLE07-107 | 113151 | 5,96 | |
| PLE07-110 | 113600 | 5,96 | |
| | 113816 | 5,86 | |
| | 113967 | 6,00 | |
| PLE07-112 | 117400 | 5,82 | |
| PLE07-113 | 117852 | 5,83 | |
| PLE07-099 | 148400 | 8,57 | **SN26** 8,543 ppm Au (±0,072) |
| | 148450 | 8,57 | |
| PLE07-100 | 111300 | 8,57 | |
| PLE07-101 | 111450 | 8,67 | |
| PLE07-102 | 111950 | 8,23 | |
| PLE07-103 | 112042 | 8,54 | |
| PLE07-104 | 112226 | 8,61 | |
| PLE07-105 | 112400 | 8,57 | |
| PLE07-106 | 112959 | 8,70 | |
| PLE07-108 | 113351 | 8,56 | |
| PLE07-110 | 113651 | 8,57 | |
| PLE07-111 | 117050 | 8,64 | |
| PLE07-112 | 117752 | 8,57 | |
| PLE07-114 | 118207 | 8,54 | |

| | | |
|---|---|---|
| | 113874 | 0,01 |
| | 113971 | 0,01 |
| PLE07-111 | 117049 | 0,00 |
| | 117199 | 0,00 |
| | 117220 | 0,00 |
| PLE07-112 | 117399 | 0,00 |
| | 117490 | 0,00 |
| | 117499 | 0,01 |
| | 117751 | 0,00 |
| | 117782 | 0,00 |
| PLE07-113 | 117851 | 0,00 |
| | 117949 | 0,00 |
| PLE07-114 | 118099 | 0,00 |
| | 118151 | 0,00 |

## ITEM 17 ADJACENT PROPERTIES

This section is not applicable to this report.

## ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

## ITEM 19 MINERAL RESOURCES AND MINERAL RESERVE ESTIMATES

D'Amours (2003) has made a geostatistical modelization and resources estimation on the Orfée showing. He established that the zone had 88 588 tons at 9,44 g/t Au for measured resources and 114 895 tons at 18,40 g/t Au inferred resources for a total resources, all categories, of 203 483 tons at 14,50 g/t Au.

## ITEM 20 OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to this report.

## ITEM 21 INTERPRETATION AND CONCLUSION

The 14 holes drilled on the Orfée East gold zone in winter 2007 have outlined a new deformed zone and they were helpful to understand the mineralized zone. This new highly deformed zone was characterized as a paragneiss in the previous drilling campaing based on its composition, the high degree of recrystallization and the unknowned lateral extension to the east (and at depth) of the unit. Drilling done in the previous programs identified only the surface of the western area of Orfée East Zone. This area is featured by a mineralized zone present at the contact between basalt at the hanging wall (north) and wacke at the footwall (south). It is made up of two altered-iron formations which are separated by a thin basalt layer about ten meters thick. Previously, we referred the iron formations as "Orfée East Hanging Wall" and "Orfée East Footwall".

With the winter 2007 drillings, which opened the investigation at depth and to the east, we are now able to say that a very deformed and altered zone is present within the mineralized zone of Orfée East. It has a thickness of 20 to 30 meters, a vertical thickness (height) of 30 meters at surface, to more than 100 meters at depth and a 65-70° West plunge.

The eastern area of the deformed zone is also characterized by the presence of two (2) iron formations but, contrary to western area, the basalt layer is a lot thicker. It could reach 50 meters in the vincinity of the deformed zone to more than 150 meters to the extreme east. These observations suggest that the thick basalt layer is folded and both iron formations present on his flanks joined at the hinge of the fold to form the highly deformed zone. The deformed zone has a high degree of recrystalization but, locally, relics of iron formation, basalt, wacke, and QFP dykes are sometimes recognized.

The four (4) drill holes that have intersected the deformed zone demonstrate that the vertical thickness (height) is varying from 30 meters at surface to more than 100 meters at depth. The gold grades are also increasing from 1,43 g/t Au / 28,0 m at 164 meters deep (PLE07-098) to 3,09 g/t Au / 26,0 m at 334 meters deep (PLE07-105). These observations suggest an excellent gold mineralization potential at depth.

In the 2006-2007 drilling program, the Orfée zone was tested by four (4) drill holes to 460 meters deep but maximum thickness of the zone had not been intersected. Review of lithological features provided by these 4 drill holes as well as the compilation of geological information in the area, suggest that the gold zone maximum thickness would have a 65-70$^0$ East plunge instead of 85° as previous informations suggested. As a result, these 4 drill holes have intersected the Orfée zone too far west. The East plunge of the Orfée gold zone maximum thickness and the West plunge of the deformation zone of Orfée East gold zone suggest that there is a possibility to have a same gold mineralization source for these two gold zones.

Drill hole PLE07-104 cuts an interesting gold intersection of 1,04 g/t Au / 20,2 m but the correlation between this intersection and the two gold zones is difficult due to the large amount of pegmatites present in the drill hole. This drill hole is half way from the two gold zones but the relationship between the basalt layer forming the hanging wall of the Orfée zone and the one forming the hanging wall of the Orfée East zone is not clearly established. The two basalt layers do not have the same alteration patterns nor the same sulphide content and proportions. Furthermore, the orientation of the wacke unit intersected north of Orfée East zone, suggests that this unit extends towards southwest and would split the two basalt layer. The relationship between the two mineralized zones and hanging wall basalts is not clear due to the lack of drilling as well as the quantity of pegmatites present in this area. Gold intersection of drill hole PLE07-104 may be the western extension of Orfée East zone or may form a new mineralized zone similar to the deformed zone.

## ITEM 22 RECOMMENDATIONS

Drilling done in winter 2007 program has defined and outlined the deformed zone present within the mineralized zone of the Orfée East area. Currently, the deformed zone is outlined up to 395 meters deep, with a 60-65° West plunge which gives it an approximative length of 420 m along the plunge axis. Only six (6) drill holes have intersected the unit and it is crucial to reduce drill grid spacing to a maximum of 50 meters between drill holes. Adding a minimum of three (3) drill holes (1 075 meters) in the deformed zone would increase the comprehension of the gold mineralized system.

Continuing investigation at depth of the deformed zone of Orfée East area should be priority for the next drill program. The current geological data demonstrates that the mineralized system gain in vertical thickness (height) and gold grades at depth. Drill grid spacing should be 50 to 75 meters at this depth. Adding four (4) drill holes (2 575 meters) will allow to test the deformed zone up to 600 meters deep while also testing the increase of vertical thickness of the zone.

Drilling done on Orfée zone in the previous program has confirmed the presence of the mineralized system at depth but they have not intersected the maximum thickness of the zone. Compilation of geological data of Orfée zone confirms that the last four (4) drill holes done at depth have intersected the mineralized zone slightly too far west and thus suggests that the plunge of maximum thickness would be 65-70° East rather than 85°. Adding two (2) drill holes (850 meters) targeting the eastern part of the zone at 275 meters depth, will confirm these observations. Furthermore, confirmation of the East plunge of the Orfée zone maximum thickness and the West plunge of the deformed zone of Orfée East zone suggests that a common gold-bearing source may be possible. Two (2) drill holes (1 500 meters) should test these observations.

The new zone, located at the beginning of drill hole PLE07-112 assaying 61,3 g/t Au / 1,0 m and 1,80 g/t Au / 2,0 m, has been intersected for the first time. It contains visible gold. Three (3) drill holes (200 to 500 meters) are needed to test the lateral and depth extensions of this gold zone.

Two (2) drill holes (400 meters) should test the area under drill hole PLE07-104. They would allow to understand if the intersection (1,04 g/t Au / 20,2 m) is the extension of Orfée East area or if it is a new zone similar to the deformed zone. These drillings could also provide additional information on the direction of the wacke unit present in the basalt north of Orfée East zone. Finally they will greatly improve understanding of the relationship between the basalts units located at the hanging walls of the two mineralized zones.

Orientation of all drill holes that will be done in the area of Orfée and Orfée East zones should be closely followed with an instrument that allows orientation survey every three

(3) meters. Furthermore, all drill hole collars of previous programs and those to come should be surveyed with great precision (differential GPS) because the spatial relationship of the two (2) mineralized areas becomes an important factor in target selection. In that way, a topographic survey covering the two areas would be useful in the planification and positioning of future drill hole. Finally, drill holes that have intersected one of the two mineralized zones (Orfée maximum thickness or Orfée East deformed zone) and those located less than 25 meters from them should be subject to an orientation survey with an instrument insensitive to magnetism. This step is particularly necessary for drillings having intersected the Orfée zone considering its high magnetism and narrow width.

Regionally, investigation of IP anomalies will continue. Drilling targets priorities will be defined by the new geological data and the till survey done on the property in summer 2007.

## ITEM 23 REFERENCES


BÉRUBÉ, D. 2000. Polarisation provoquée effectuée dans le cadre du projet Poste Lemoyne Extension. Val d'Or Sagax. Rapport interne, Mine D'Or Virginia.

BLANCHET, C. 2002. Propriété Poste Lemoyne Extension. Programme de forage – Janvier-Février 2002. Rapport interne, Mine D'Or Virginia.

CAYER, A. 2007a. Technical Report and Recommendations, Summer 2007 Geological Reconnaissance, Poste Lemoyne Extension Project, Québec. MINES VIRGINIA INC., October 2007.

CAYER, A. 2007b. Technical Report and Recommendations, Fall 2006-Winter 2007 Drilling Program, Poste Lemoyne Extension Project, Québec. MINES VIRGINIA INC., February 2007.

CAYER, A., OUELLETTE, J-F. 2004. Technical Report and Recommendations, Fall 2003-Winter 2004 Drilling Program, Poste Lemoyne Extension Project, Québec. MINES D'OR VIRGINIA INC., and GLOBESTAR MINING CORP., May 2004.

CAYER, A. 2003. Propriété Poste Lemoyne Extension. Programme de forage – Automne 2002 – hiver 2003. Rapport interne, Mine D'Or Virginia.

COSTA, P., 2000. Déformation et chronologie de la mise en place de l'or dans la formation de fer de Guyer, Rivière La Grande, Baie James. Mémoire de fin d'études. Université du Québec à Chicoutimi. Québec. 56 p.

CHÉNARD, D. 1999. Rapport des travaux de terrain, été-automne 1998, propriété Poste Lemoyne Extension. Rapport interne, Mine D'Or Virginia.

D'AMOURS, C. 2003. Modélisation géostatistique et estimation des ressources. Géopointcom. Rapport interne, Mines D'Or Virginia. 16 pages.

DESJARDINS, R. 1976. Rapport de synthèse et de levés magnétique et électromagnétique. Groupe Minier SES. Rapport statutaire déposé au ministère des Ressources naturelles, Québec, GM 34119.

DESJARDINS, R., OAKES, B.W. et LAVOIE, L. 1975. Report on field work and proposed drill program, Lac Guyer Area. Groupe Minier SES. Rapport statutaire déposé au ministère des Ressources naturelles, Québec, GM 34106.

EKSTROM, R.L.V. 1960. Geological report and 5 DDH logs in the Corvette Lake-La Grande River Area. Tyrone Mines Ltd. Rapport statutaire déposé au ministère des Ressources naturelles, Québec, GM 10515.

GAGNON, R. et COSTA, P. 2000. Rapport sommaire des travaux de terrain, automne 2000, propriété Poste Lemoyne Extension. Rapport interne, Mine D'Or Virginia.

GIROUX, M. 1976. Campagnes de prospection aérienne systématique 1975, synthèse et résultats. roupe Minier SES. Rapport statutaire déposé au ministère des Ressources naturelles, Québec, GM 34116.

GOUTIER, J., DION, C., OUELLET, M-C., DAVIS, D.W., DAVID, J. et PARENT, M. 2001. Géologie de la région du lac Guyer (33G/05, 33G/06 et 33G/11). Ministère des Ressources naturelles du Québec. RG 2001-15. 53 pages.

GRANGER, B. 1998. Levés de Magnétométrie et d'EM-TBF, Poste Lemoyne Extension. Géosig Inc. Rapport interne, Mine D'Or Virginia.

LAMBERT, G. 1999. Levés magnétométriques de détail, propriété Poste Lemoyne Extension. Rapport interne, Mine D'Or Virginia.

L'HEUREUX, M. BLANCHET, C., 2001. Rapport géologique; programme de décapage, automne 2001, propriété Poste Lemoyne Extension. Rapport interne, Mine D'Or Virginia.

OAKES, B.W., Lavoie, L. 1976. Rapport de forage, lacs Yasinski et Guyer. Groupe Minier SES. Rapport statutaire déposé au ministère des Ressources naturelles, Québec, GM 34120.

PLANTE, L. 2002. Levés géophysiques – E.M.H. & Mag. pour Mines d'Or Virginia inc. Propriété Poste Lemoyne Extension, Région de LG-3, Baie James, Québec, SNRC 33G/06. Rapport de Géola, conseil en exploration.

RENOU, A.-S. 2002. Projet d'étude minéragraphique de deux échantillons du projet Poste Lemoyne Extension. Rapport interne, Mine D'Or Virginia.

RILEY, C.J. 1975. Report on iron formation, Lac Guyer Area. Groupe Minier SES. Rapport statutaire déposé au ministère des Ressources naturelles, Québec, GM 50018.

TREMBLAY, M. 2003. Étude structurale et cartographie de quatre tranchées de la propriété Poste Lemoyne Extension. Rapport interne Mines d'Or Virginia inc.

TSHIMBALANGA, S. 2007. Levé de polarisation provoquée, Propriété Poste Lemoyne Extension, Région du Lac Chambrillan, Baie-James, Québec, SNRC 33G / 06. Rapport interne Mines Virginia inc.

WATSON, D. 1972. Airborne electromagnetic, magnetic and radiometric report, Guyer Lake Area. Noranda Exploration. Rapport statutaire déposé au ministère des Ressources naturelles, Québec, GM 50005.

## ITEM 24 DATE AND SIGNATURE

### CERTIFICATE OF QUALIFICATIONS

I, Alain Cayer, reside at 467, chemin du Trappeur, Saint-Sauveur, Québec, J0R 1R1, hereby certify that:

I am presently employed as Senior Project Geologist with Services techniques Geonordic inc., 1045, avenue Larivière, C. P. 187, Rouyn-Noranda, Québec, J9X 6V5.

I have received a B.Sc. Geology in 1998 and a M.Sc. Earth Science in 2001 at the Université du Québec à Montréal. I have been working as a Geologist in mineral exploration since 1996.

I am a Professional in Geology presently registered at the board of the *l'Ordre des Géologues du Québec*, permit number 569.

I am a qualified person with respect to the Poste Lemoyne Extension Project in accordance with section 1.2 of the National Instrument 43-101.

I visited the property in February 2007 to April 2007 while participating at the winter drill program.

I am responsible for writing all sections of the present technical report utilizing proprietary exploration data generated by Virginia Mines Inc., and information from various authors and sources as summarized in the reference section of this report.

I am not aware of any missing information or changes, which would have caused the present report to be misleading. I do not fulfill the requirements set out in section 1.5 of the National Instrument 43-101 for an "independent qualified person" relative to the issuer being a direct employee of Virginia Mines Inc.

I was involved in the Poste Lemoyne Extension Project since 2002.

I have read and used the National Instrument 43-101 and the Form 43-101F1 to make the present report in accordance with its specifications and terminology.

Dated in Rouyn-Noranda, Québec, this 7th day of February 2008.

Alain Cayer, M.Sc. P. Geo.

# VIRGINIA MINES INC.

## POSTE LEMOYNE EXT. PROPERTY

### Project Location



76°00' W
74°00' W
Radisson
LG-3
33 F
33 G
Trans-Taiga road
LG-4
Mirage
N
33 H
POSTE LEMOYNE EXT. PROPERTY
53°00' N
33 B
33 C
KM381
James Bay road
52°00' N
Radisson
Chibougamau
Virginia's CDC
0
50
100
Kilometers


FIGURE 1

# VIRGINIA MINES INC.

## POSTE LEMOYNE EXT. PROPERTY

### Claim location



75°30' W
75°00' W
53°30' N
53°15' N
N
33 G/06
33 G/07
0
5
10
Kilometers


FIGURE 2

# VIRGINIA MINES INC.

## POSTE LEMOYNE EXT. PROPERTY

**Regional Geology**



75°30' W
75°00' W
53°30' N
53°15' N
I1B,BO
M4,BO
I2G[PO]FK
I1B[EN]M4,BO
I1B[EN]M4,BO
33 G/06
I2G
V1[TU]
33 G/07
M4,BO,MG
M4,BO[U]HB
I1C
M16(V3B)
0
5
10
Kilometers


Geology modified from SIGEOM

**FIGURE 3**

**ITEM 26 ILLUSTRATIONS TABLES, FIGURES, APPENDICES AND MAPS**

Available upon request at :
Virginia Mines Inc.
200-116 St-Pierre Street
Québec, QC G1K 4A7
Canada

(800) 476-1853
www.virginia.qc.ca
mines@virginia.qc.ca

END